Exhibit 99.3

THE PROCTER & GAMBLE COMPANY

Offer to exchange all shares of common stock of

GALLERIA CO.

that are owned by The Procter & Gamble Company

and will be converted into shares of class A common stock of

COTY INC.

for shares of common stock of The Procter & Gamble Company

Pursuant to the Prospectus dated                     , 2016

The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on                     , 2016, unless the offer is extended or earlier terminated. Such date or, if the offer is extended, the date to which the offer is extended is referred to in this document as the “Expiration Date.” Shares of common stock of The Procter & Gamble Company tendered pursuant to the exchange offer may be withdrawn at any time at or prior to the expiration of the exchange offer.

                    , 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

In connection with the transactions described in the Prospectus, dated                     , 2016 (the “Prospectus”), The Procter & Gamble Company (“P&G”) is offering, upon the terms and subject to the conditions set forth in the enclosed Prospectus, together with any amendments or supplements thereto, to exchange all shares of common stock of Galleria Co. (“Galleria Company”) owned by P&G for shares of common stock of P&G (“P&G common stock”) that are validly tendered and not properly withdrawn.

We are asking you to furnish copies of the enclosed materials to your clients for whom you hold shares of P&G common stock, whether such shares are registered in your name or in the name of your nominee. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. P&G will pay, or cause to be paid, a portion of the stock transfer taxes, if any, payable as a result of the transfer to it of any shares of P&G common stock tendered, and the transfer to tendering shareholders of shares of class A common stock of Coty Inc. (“Coty”) pursuant to the transactions described in the Prospectus, subject to the instructions accompanying the Letter of Transmittal.

As described in the Prospectus, P&G is not conducting the exchange offer in any jurisdiction where the offer, sale or exchange is not permitted. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by the exchange offer are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the exchange offer presented does not extend to you.

No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of P&G, Galleria Company, Coty, the exchange agent, the transfer agent or the information agent for purposes of the exchange offer.

P&G’s obligation to exchange shares of Galleria Company common stock for shares of P&G common stock is subject to certain conditions, as described in the Prospectus, which you should review in detail.

For your information and for forwarding to your clients for whom you hold shares of P&G common stock, registered in your name or in the name of your nominee, we are enclosing the following documents:

(1)	the Prospectus dated , 2016;

(2)	a Letter of Transmittal for tendering shares of P&G common stock, including instructions therefor and an Internal Revenue Service (“IRS”) Form W-9;

(3)	a Notice of Guaranteed Delivery, to be used to accept the exchange offer if the P&G common stock and other required documents cannot be delivered to the exchange agent by the expiration of the exchange offer;

(4)	a printed form of a Client Letter, which may be sent to your clients for whose accounts you hold shares of P&G common stock registered in your name or in the name of your nominee, with space for obtaining such clients’ instructions with regard to the exchange offer;

(5)	a form of Notice of Withdrawal for use in withdrawing shares of P&G common stock previously tendered in the exchange offer; and

(6)	a return envelope addressed to the exchange agent, for your use only.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the exchange offer and withdrawal rights expire at 12:00 midnight New York City time, on                     , 2016, unless the exchange offer is extended or earlier terminated.

Shares of P&G common stock tendered pursuant to the exchange offer may be withdrawn at any time at or prior to 12:00 midnight, New York City time, on the Expiration Date and, unless P&G has previously accepted them pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer. Once P&G accepts shares of P&G common stock pursuant to this exchange offer, the tender is irrevocable.

P&G will not pay any fees or commission to any broker, dealer or other person (other than to the information agent or the exchange agent for soliciting tenders of P&G common stock pursuant to the terms of the exchange offer). P&G will, however, upon request, reimburse brokers, dealers, banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The exchange of shares of P&G common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (1)(a) certificates representing all physically tendered shares of P&G common stock or (b) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of P&G common stock in the exchange agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in the Prospectus in the section entitled “The Exchange Offer,” (2) the Letter of Transmittal for shares of P&G common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (3) any other required documents.

Additional copies of the enclosed materials may be obtained by contacting the information agent, D.F. King & Co., Inc., at (212) 269-5550 (for banks and brokers) and (877) 297-1747 (for all other callers). You may also contact the information agent at one of the telephone numbers set forth on the back cover of the Prospectus for assistance with any questions you may have about the exchange offer.

Very truly yours,

D.F. King & Co., Inc.

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of P&G, Galleria Company, Coty, the exchange agent, the information agent, the transfer agent or any subsidiary or affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them with respect to the exchange offer, except for the documents enclosed herewith and statements expressly made therein.

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